UNITED STATES

SECURITIES AND EXCHANGECOMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATEISSUER

PURSUANT TO RULE13a-16 OR 15d-16

UNDER THESECURITIES EXCHANGEACT OF 1934

For the month of April 2025

Commission File Number: 000-24027

NXT Energy Solutions Inc.
(Translation of registrant's name into English)

Suite 302

3320 - 17th Avenue SW

Calgary, Alberta, Canada, T3E0B4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Issuer is filing material documents not previously filed.

Exhibit List:

Exhibit 99.1	NXT - 2025 Information Circular

Exhibit 99.2	NXT - 2025 Notice of Meeting Final

Exhibit 99.3	Notice-and-Access Notification 2025 Final

Exhibit 99.4	NXYQ_SEDAR_Proxy_English

Exhibit 99.5	NXYQ_SEDAR_Proxy2_English

Exhibit 99.6	NXYQ_SEDAR_VIF_English

Exhibit 99.7	NXT Energy- Request for Financial Statements Form

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NXT Energy Solutions Inc.
(Registrant)

Date: April 29, 2025	/s/ Eugene Woychyshyn
Eugene Woychyshyn
Vice President of Finance & CFO

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